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DEUTSCHE BANC ALEX. BROWN                   DEUTSCHE BANK LOGO
                                            Deutsche Bank Securities, Inc.
                                            130 Liberty Street
                                            New York, NY 10006
June 30, 1999

Board of Directors
TechForce Corporation
5741 Rio Vista Drive
Clearwater, FL 33760

Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to TechForce Corporation ("TechForce") in connection with the proposed acquisition of TechForce by Equant Holdings U.S., Inc. ("Equant") pursuant to the Agreement and Plan of Merger, dated as of June 30, 1999, among TechForce, Equant N.V., Equant and Equant Acquisition Corp., a wholly owned subsidiary of Equant ("Equant Sub") (the "Merger Agreement"), which provides, among other things, for a cash tender by Equant Sub (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share of TechForce ("TechForce Common Stock") at a price of $8.50 in cash per share (the "Tender Offer Consideration"), and for a subsequent merger of Equant Sub with and into TechForce (the "Merger"), as a result of which TechForce will become a wholly owned subsidiary of Equant and each outstanding share of TechForce Common Stock (other than shares held directly or indirectly by TechForce and shares as to which dissenters' rights have been perfected) will be converted into the right to receive $8.50 in cash per share (together with the Tender Offer Consideration, the "Consideration"). The terms and conditions of the Tender Offer and Merger (together, the "Transaction") are more fully set forth in the Merger Agreement.

You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration.

In connection with Deutsche Bank's role as financial advisor to TechForce, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning TechForce and certain internal analyses and other information furnished to it by TechForce. Deutsche Bank has also held discussions with members of the senior management of TechForce regarding the businesses and prospects of TechForce. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for TechForce Common Stock, (ii) compared certain financial and stock market information for TechForce with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning TechForce, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of TechForce. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the TechForce, as to the matters covered thereby. In rendering its opinion,
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                                                              Deutsche Bank Logo

TechForce Corporation
June 30, 1999
Page 2

Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based and notes that the projections relate solely to business independent of that controlled by Equant or Equant N.V. Moreover, this opinion does not consider the possible effect of the award of any new contracts that could materially impact the financial projections provided by the management of TechForce. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of TechForce, Equant Sub, Equant N.V. and Equant contained in the Merger Agreement are true and correct, TechForce, Equant Sub, Equant N.V. and Equant will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of TechForce, Equant Sub, Equant N.V. and Equant to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either TechForce, Equant N.V., or Equant is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on TechForce, Equant N.V. or Equant.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of TechForce and is not a recommendation to the stockholders of TechForce to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, of the Consideration. Deutsche Bank expresses no opinion as to the merits of the underlying decision by TechForce to engage in the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to TechForce in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to TechForce and Equant or their affiliates for which it has received compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of TechForce and Equant N.V. for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Consideration is fair, from a financial point of view.

                                          Very truly yours,
                                          [Deutsche Bank Securities Inc.
                                          signature]
                                          DEUTSCHE BANK SECURITIES INC.